UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

U-Swirl, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90349P 10 5

(CUSIP Number)

February 2, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90349P 10 5

13G	Page 2 of 6

1	NAME OF REPORTING PERSONS. Dallas Jones (as Joint Tenant with Robyn Jones)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 90349P 10 5

13G	Page 3 of 6

1	NAME OF REPORTING PERSONS. Robyn Jones (as Joint Tenant with Dallas Jones)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 90349P 10 5

13G	Page 4 of 6

Item 1.	(a)	Name of Issuer: U-Swirl, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

265 Turner Drive
Durango, CO 81303

Item 2.	(a)	Name of Person Filing: Dallas Jones and Robyn Jones as Joint Tenants

	(b)	Address of Principal Business Office, or if None, Residence:

4009 S. Nogal Avenue
Broken Arrow, OK 74011
USA

	(c)	Citizenship: Both Dallas Jones and Robyn Jones are citizens of the United States.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 30349P 10 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 4,000,000

	(b)	Percent of Class: 18.1%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote: 4,000,000

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of: 4,000,000

CUSIP NO. 90349P 10 5

13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2015	/s/ Dallas Jones
Dallas Jones

Dated: June 15, 2015	/s/ Robyn Jones
Robyn Jones

CUSIP NO. 90349P 10 5

13G	Page 6 of 6

EXHIBIT TO SCHEDULE 13G

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G and any amendments with respect to the common stock of U-Swirl, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

DATED: June 15, 2015	/s/ Dallas Jones
Dallas Jones

DATED: June 15, 2015	/s/ Robyn Jones
Robyn Jones